UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 8 September 2009

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")

Dividend No 80 - Clarification with regards to ADR and UK holders

Further to the results announcement dated 17 August 2009, Harmony wishes to clarify that ADR holders will be paid in South African Rands, whilst the UK sterling equivalent of the dividend will be remitted to UK own name holders based on the currency conversion as at Monday, 14 September 2009. The dividend No. 80 of 50 cents per ordinary share, being the dividend for the year ended 30 June 2009, has been declared payable on Monday, 21 September 2009 to those shareholders recorded in the books of the Company at the close of business on Friday, 18 September 2009. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than Friday, 11 September 2009.

Last date to trade ordinary shares cum dividend	Friday, 11 September 2009
Ordinary shares trade ex dividend and currency conversion date in respect of the UK own name share holders	Monday, 14 September 2009
Record date	Friday, 18 September 2009
Payment date	Monday, 21 September 2009

No dematerialisation or re-materialisation of share certificates may occur between Monday, 14 September 2009 and Friday, 18 September 2009, both dates inclusive, nor may any transfers between registers take place during this period.

By order of the board

NY Maluleke

Company Secretary

Randfontein

8 September 2009

Sponsor: J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 8, 2009

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Interim Financial Director